COMPANY  LETTERHEAD

June 26, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Daniel F. Duchovny

Re:	DelMar Pharmaceuticals, Inc. Schedule TO-I filed June 9, 2014 SEC File No. 005-87181

Dear Mr. Duchovny:

The following responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated June 18, 2014 (the “Comment Letter”) relating to the above-referenced Schedule TO-I (the “Schedule TO”) filed by DelMar Pharmaceuticals, Inc. (the “Company”).  All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Schedule TO.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We also have enclosed a copy of Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”).

Schedule TO-1

1.	Please provide the disclosure in Items 2, 3, 6 and 9 in the document delivered to security holders.

Response:

In response to the Staff’s comment, the Company has provided the disclosure in Items 2,3,6 and 9 in the document delivered to security holders.

Item 10. Financial Statements

2.
We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

Response:

In response to the Staff’s comment, the Company has revised the Schedule TO to include the pro forma financial information required by Item 1010(b) of Regulation M-A and has determined that the summary information required by Item 1010(c) is required.

Offer to Amend and Exercise

3.
We note the last legend on your cover page relating to the exemption from the Securities Act. Please tell us the basis for your belief that the issuance of shares pursuant to the offer is exempt from registration.

Response:

The Company issued the Investor Warrants in private placement transactions in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933 (the “Securities Act”) inasmuch as these previous private placement transactions occurred without any form of general solicitation or general advertising. The holders of the Investor Warrants previously represented to the Company that they were “accredited investors” in connection with the transactions in which such holders acquired the Investor Warrants in 2013. As such, the Company anticipates that the holders of the Investor Warrants will continue to qualify as accredited investors, unless their status has changed since their prior transaction with the Company.

The Company intends to rely on Section 4(2) of the Securities Act, and Rule 506 promulgated thereunder, as an exemption for its offer to amend the Investor Warrants. The Company has implemented the Offer to Amend and Exercise without any form of general solicitation or general advertising. In addition, the Company intends to provide the following in the Amended Schedule TO:

a) The Company will continue to require the holders of the Investor Warrants to complete an accredited investor questionnaire, although the holders will not be required to be an accredited investor in order to participate in the Offer to Amend and Exercise.

b) The Election to Participate and Exercise Warrant shall continue to enable the Company to determine whether any holder who is not an accredited investor either alone or with the holder’s purchaser representatives has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

c)  The Company has included in the Offering Materials a new disclosure document titled “Supplemental Company Information,” which includes all of the information required by Rule 502 of Regulation D. In addition, the Company has incorporated all information contained in any reports or documents required to be filed under Sections 13(a), 14(a), 14(c) and 15(d) of the Securities Exchange Act of 1934 as amended. As a result, the Company has met the requirement to deliver to non-accredited investors the information required by Rule 502(b)(2)(ii) of Regulation D, thereby still satisfying the requirements of Rule 506 in the event any of the eligible warrant holders have ceased to be accredited investors within the meaning of Rule 501 under Regulation D.

As stated above, based on their prior representations, the Company anticipates that each of the holders of the Investor Warrants are accredited investors, and that the Offer to Amended and Exercise will qualify for an exemption from registration under the Securities Act.

4.
On a related note, please reconcile the inclusion of the legend as well as a condition to the offer relating to your determination that an exemption is available. It appears that you have already determined that there is an exemption, thus your inclusion of a condition appears to belie your apparent conclusion that the issuance of shares is exempt. Please advise.

Response:

The Company has determined that an exemption is available for the offer, as discussed in the response to Comment 3 above. The Company has revised the Offer to Amend and Exercise to remove the language referring to an exemption from registration as a condition.

Summary of Terms, page 1

5.
We note that in this section, under the caption "Conditions," you include as a condition to the offer the completion by holders of the Accredited Investor Questionnaire. It appears that the offer is limited to persons who are accredited investors. Please provide an analysis as to Rule 1 3e-4(f)(8)(i), which requires that the offer be open to all security holders.

Response:

The Company has revised the Offer to Amend and Exercise so that the offer is not limited to persons who are accredited investors.

6.
On a related note, it appears that you have included as a condition what appears to be better described as a term of the offer that affects each security holder rather than the offer as a whole. Please advise.

Response:

The Company has revised the Offer to Amend and Exercise to remove the language referring to an exemption from registration as a condition.

7.	On a further related note, this condition is not included in Section 6 of the offer to amend. Please advise.

Response:

The Company has revised the Offer to Amend and Exercise to include completion by holders of an Accredited Investor Questionnaire in Section 6.

Conditions to the Offer to Amend and Exercise, page 16

8.
We note that your condition (i) is subject to your determination of compliance with the federal securities laws. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the Offer to Amend and Exercise to remove the language referenced above.

Election to Participate

9.
We note that in the representations and warranties 2-4 of the election form you improperly require tendering security holders to certify various things. Please revise to delete the requirement that security holders make the referenced representations. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representations made by security holders as a waiver of liability and that you commit not to assert that these provisions constitute a waiver of liability.

Response:

The Company has revised the Election to Participate to remove the language referenced above.

 The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Jeffrey A. Bacha
Jeffrey A. Bacha
Chief Executive Officer and President

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